AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

02060855

SEC# 82-5258

17 December 2002

SUPPL

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

82-34689

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Agenix Limited**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Jeffrey Home
Date of appointment	11 December 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 Options 33c expiring 20 July 2007

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **NIL**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A